                            Exhibit 99

DOMINION RESOURCES, INC.
CONDENSED CONSOLIDATED EARNINGS STATEMENT
(Unaudited)

12 Months Ended
March 31, 2006
(millions)
Operating Revenue	$18,262

Operating Expenses	15,736

Income from operations	2,526

Other income	160

Interest and related charges	1,009

Income before income taxes	1,677

Income taxes	538

Income from continuing operations	1,139
Income from discontinued operations (net of income taxes of $3)	5
Cumulative effect of change in accounting principle (net of income tax benefit of $4)	(6)

Net income	$ 1,138

Earnings Per Common Share - Basic
Income from continuing operations	$3.31
Income from discontinued operations	0.02
Cumulative effect of changes in accounting principle	(0.02)
Net income	$3.31

Earnings Per Common Share - Diluted
Income from continuing operations	$3.29
Income from discontinued operations	0.02
Cumulative effect of changes in accounting principle	(0.02)
Net income	$3.29